SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 15, 2023

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

Kenon Notifies Investors of ZIM’s Publication of Q3 2023 Results and Updated Guidance

Singapore, November 15, 2023. Kenon Holdings Ltd. (NYSE:KEN, TASE:KEN) (“Kenon”) announces that ZIM Integrated Shipping Services, Ltd. (“ZIM”) has published its third quarter 2023 results, including updated guidance and other updates. This announcement is expected to be available on ZIM’s website and the website of the U.S. Securities and Exchange Commission (SEC) (http://www.sec.gov). These websites, and any information referenced therein, are not incorporated by reference herein.

Kenon does not undertake to notify investors of publications of ZIM results or other information published by ZIM and directs investors to ZIM’s website, and other announcements by ZIM and ZIM’s filings with and submissions to the SEC for information on ZIM’s business and results of operations including its announced dates for publication of results. All information contained in ZIM’s press release is solely information of ZIM and Kenon has not participated in the preparation of such press release and takes no responsibility for the content of such press release.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to ZIM’s full-year 2023 guidance and statements relating to ZIM’s liquidity, business developments, and other non-historical statements. These forward-looking statements are subject to a number of risks and uncertainties, including risks relating to ZIM’s business, including market changes in freight, bunker, charter and other rates or prices, supply-demand fluctuations in the containerized shipping market, new legislation or regulation affecting ZIM’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which ZIM is a party, global, regional and/or local political instability, including the ongoing war between Israel and Hamas and the ongoing hostilities between Israel and Hezbollah, inflation rate fluctuations, capital markets fluctuations which could cause the actual results to differ materially from those indicated in such forward-looking statements, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: November 15, 2023	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer